Exhibit 99.7

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 € 542 051 180 R.C.S. Nanterre

total.com

Dominican Republic: Total acquires the country’s main retail network and establishes its leadership in the Caribbean

Paris, January 27, 2016 - Total has reinforced its Marketing & Services presence in the Caribbean with the acquisition from Putney Capital Management of a majority 70% interest in the leading Dominican fuel retailer. The transaction includes a well established network of 130 stations, along with significant commercial oil products and lubricants sales positions.

“This acquisition illustrates Total’s strategy in the Marketing & Services segment of selectively expanding in growth areas while maintaining strong profitability. This partnership allows the Group to continue its development in the Caribbean retail market, where it is now one of the regional leaders,” explained Philippe Boisseau, Member of Total’s Executive Committee and President of Marketing & Services. “Combining Total’s operational excellence and Putney Capital Management’s market knowledge allows us to unlock synergies with our existing operations in the area.”

Putney Capital Management will continue to play an important role as Total’s local partner in the Dominican Republic, retaining a 30% stake.

The joint-venture will be named Total Dominicana and managed as part of Total’s network of 600 service stations throughout nine countries in the Caribbean. Total has been present in the region for more than forty years and holds leading positions in major Caribbean markets such as Puerto Rico, Haiti, Jamaica and the French West Indies.

With a population of 10 million, the Dominican Republic has a dynamic economy with GDP growth of around 6% per year. This economic growth drives the country’s growing oil product demand of 3.2 million tons per year, positioning the Dominican Republic as the second largest open oil market in the Caribbean.

About the Marketing & Services division of Total

Total Marketing & Services develops and markets products primarily derived from crude oil, along with all of the associated services. With 32,000 employees in 150 countries, Total Marketing & Services serves more than 4 million customers daily throughout its network of over 15,500 service stations. As the world’s fourth largest distributor of lubricants and the leading distributor of petroleum products in Africa, Total Marketing & Services operates 50 production sites worldwide where it manufactures the lubricants, bitumen, additives, special fuels and fluids that sustain its growth.

About Putney Capital Management

Putney is an asset management firm and an affiliated partner of VICINI, focused on industrial and energy sectors throughout the Caribbean and North of Latin America Region. Putney currently manages VICINI’s energy and industry investment funds. Putney was founded in 2007 with offices in Santo Domingo, Dominican Republic and San Juan, Puerto Rico. putney-capital.com

About VICINI

VICINI is a private asset management firm that operates through partnerships with unique managers focused on the North of Latin American Region to capture long-term value for investors, clients, partners and associates. vicini.com

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.